Exhibit 99.1

Pixie Dust Technologies Announces Equity Financing

New York, New York and Tokyo, Japan, January 15, 2025 – Pixie Dust Technologies, Inc. (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave control technology, today announced its new equity financing.

New equity financing

On January 15, 2025, Pixie Dust Technologies, Inc. (the “Company”) resolved to issue two (2) Class D1 Preferred Shares (“D1 Shares”), by allotting one (1) D1 Share to Suzuyo & Co., Ltd. (“Suzuyo”) and one (1) D1 Share to Suzuyo Shoji Co., Ltd. (“Suzuyo Shoji”), for a total subscription amount of 1.5 billion yen.

The issuance of shares of the D1 Shares will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 903 of Regulation S promulgated thereunder. Further, the issuance of the D1 Shares is subject to the amendment of articles of incorporation, which will be sought at the shareholders meeting scheduled to take place on February 18, 2025.

An overview of this equity financing is as follows:

Issued securities	D1 Shares
Number of the issued securities	2
Issue price	750,000,000 yen per share
Issue Amount	1,500,000,000 yen
Payment period	From February 19, 2025 to March 31, 2025
Use of proceeds	Repayment of the loan received from Suzuyo Group Finance Co., Ltd.

The terms and conditions of the D1 Shares will be provided in the articles of incorporation of the Company, which will be amended through the resolution of the shareholders meeting scheduled to take place on February 18, 2025.

Please refer to the convocation notice for further information, which has been provided in the Form 6-K of the Company filed as of January 15, 2025.

Forward-Looking Statements

Certain statements contained in this press release are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company's current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “aim,” “objective,” “goal,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Any such forward-looking statements are subject to various risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control, including but not limited to the strength of the economy, changes to the market for securities, the effects of inflation and its associated impact on prevailing interest rates, political or financial instability, and other factors which are set forth in the Company's prospectus that forms a part of the Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof (including, without limitation, the Company’s most recent annual report filed under cover of Form 20-F). The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com